EXHIBIT E
FORM OF LETTER FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH
ACCEPTANCE OF OFFERS OF TENDER
                  , 2026
Dear Shareholder:
NB Private Markets Access Fund LLC (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of limited liability company interest in the Fund (your “Shares”).
Because you have tendered and the Fund has purchased all or some of your Shares, you are entitled to be paid an amount equal to the value, determined as of March 31, 2026 (the “Valuation Date”), of the repurchased Shares, in accordance with the terms of the tender offer. Pursuant to the terms of the tender offer, the Board has discretion to hold back a portion of the amount due to you, which shall not exceed 5% of the total amount due to all tendering Shareholders. Accordingly, a cash payment of at least 95% of the value of your Shares to be repurchased by the Fund will be wire transferred to the account designated by you within 65 days following the Valuation Date; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $10,000, the Fund reserves the right to reduce the amount repurchased so that your required account balance is maintained in accordance with the terms of the tender offer. Such minimum account balance may be waived by the Fund, in its sole discretion. The final post-audit payment representing the balance of the amount due, if any, will be paid to you no later than 5 business days after the completion of the Fund’s next annual audit according to the terms of the tender offer, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2026 for this repurchase offer, and there will not be any 5% holdback for this repurchase offer.
If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.
Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (844) 448-4480.
Sincerely,
NB Private Markets Access Fund LLC